Exhibit 99.2

VOTE BY INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 9.30 a.m. (Eastern Time) on September 30, 2023. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE IN PERSON If you would like to vote in person, please attend the Annual General Meeting be held to be held on October 2, 2023, at 9.30 a.m., Eastern Time, at 1330 Avenue of the Americas, Fl 33, New York, NY 10019. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting of Shareholders Proxy Card - Mercurity Fintech Holding Inc. DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF ALL OF THE DIRECTOR NOMINEES LISTED BELOW AT PROPOSAL ONE AND “FOR” EACH OF THE OTHER PROPOSALS. 1. Re-Election of Directors: WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) INSTRUCTION TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW: 01 Dr. Alan Curtis 02 Dr. Cong Huang 03 Mr. Hui Cheng 04 Mr. Shi Qiu 05 Mr. Daniel Kelly Kennedy 06 Ms. Qian Sun 2. To ratify the appointment of Onestop Assurance PAC as the Company’s independent registered public accountants for the current fiscal year ending December 31, 2023. FOR AGAINST ABSTAIN 3. To approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company in substitution for and to the exclusion of the Fourth Amended and Restated Memorandum and Articles of Association of the Company with effect from the close of the Meeting. FOR AGAINST ABSTAIN 4. To increase the authorized share capital of the Company FROM US$250,000 divided into 62,500,000 ordinary shares with a par value of US$0.004 each, TO US$4,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.004 each, by the creation of an additional 937,500,000 ordinary shares with a par value of US$0.004 each. FOR AGAINST ABSTAIN Note: To transact other such business as may properly come before the Meeting or any adjournment thereof. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

MERCURITY FINTECH HOLDING INC. Annual General Meeting of Shareholders To Be Held at 9:30 a.m. Eastern Time on October 2, 2023 (Record Date – September 7, 2023) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS DETACH PROXY CARD HERE TO VOTE BY MAIL PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side) Mercurity Fintech Holding Inc.